SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

784109209

(CUSIP Number)

Melvyn Cohen
c/o SED International Holdings, Inc.
4916 North Royal Atlanta Drive, Tucker, Georgia
Tel: (770) 491-8962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE

13D
CUSIP NO. 784109209	Page 2 of 6 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons	Melvyn Cohen

(2)	Check the appropriate Box	(a)
	if a Member of a Group	(b)

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power	105,857

	(8)	Shared Voting	0

	(9)	Sole Dispositive	105,857

	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	105,857

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11	2.05%

(14)	Type of Reporting Person
		IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE

13D
CUSIP NO. 784109209	Page 3 of 6 Pages

Item 1. Security and Issuer.

Name of Issuer: SED International Holdings, Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

4916 North Royal Atlanta Drive, Tucker, Georgia 30084

Security: Company common stock, par value $.01 per share (“Shares”)

Item 2. Identity and Background.

(a) The name of the reporting person is Melvyn Cohen (the “Reporting Person”).

(b) The business address of the reporting person is 4916 North Royal Atlanta Drive, Tucker, Georgia 30084

(c) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

          Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 105,857 Shares includes (i) 83,000 Shares underlying an immediately exercisable employee stock option; and (ii) 22,857 restricted Shares granted by the Company to the Reporting Person on 7/1/2008 which are subject to vesting and forfeiture over a two year period pursuant to the provisions of a restricted stock agreement (the “Restricted Shares”).

SCHEDULE

13D
CUSIP NO. 784109209	Page 4 of 6 Pages

Item 4. Purpose of the Transaction.

          The Subject Shares are held by the Reporting Person for the purpose of investment.

          Except as otherwise disclosed herein, the Reporting Person is not currently considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company’s business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Shares to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5. Interest in Securities of the Issuer.

           (a) The Reporting Person is deemed to beneficially own all 105,857 Shares, representing 2.05% of the outstanding Shares as of the date hereof. The percentage of outstanding Shares beneficially owned by the Reporting Person is based upon the aggregate of 5,169,811 outstanding Shares consisting of: (x) 5,086,811 Shares outstanding as of June 11, 2009; and (y) 83,000 Shares underlying the Reporting Person’s employee options.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 105,857 Shares, except that, 22,857 of these Shares are Restricted Shares and the Reporting Person only has the sole power to vote and the sole power to dispose of one-half beginning on July 1, 2009 with the remaining one-half on July 1, 2010.

          (c) The Reporting Person did not have any transactions in the Shares during the past sixty days.

          (d) The Reporting Person has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

          (e) On June 11, 2009, the Reporting Person ceased to be the beneficial owner (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as

SCHEDULE

13D
CUSIP NO. 784109209	Page 5 of 6 Pages

amended) of more than five percent of the Shares upon his resignation as trustee of the trust holding 271,426 Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          None.

Item 7. Material to be Filed as Exhibits.

          None.

SCHEDULE

13D
CUSIP NO. 784109209	Page 6 of 6 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2009

/s/ Melvyn Cohen

Melvyn Cohen